UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

DREAM U.S. Pivotal Study

On September 27, 2024, Nyxoah SA (the “Company”) announced that data from its DREAM U.S. pivotal study were presented in an oral session at the International Surgical Sleep Society (“ISSS”) 2024 Educational Update.

In particular, additional data were presented for Apnea-Hypopnea Index (“AHI”) reduction in supine and non-supine positions. Genio bilateral stimulation resulted in a clinically meaningful 71.0% median reduction in supine AHI at 12 months compared with baseline. This reduction compares to a median 12-month AHI reduction of 70.8% across all sleeping positions.

With respect to secondary endpoints reported at ISSS, subjects demonstrated significant improvements in quality-of-life outcomes. Specifically, a mean increase of 2.3 points was observed in the Functional Outcomes of Sleep Questionnaire assessment. Additionally, the Epworth Sleepiness Score was reduced by a mean of 3.4 points from baseline.

The presentation included previously announced data demonstrating that the study achieved its co-primary endpoints of 12-month AHI responder rate, per the Sher criteria, and Oxygen Desaturation Index (“ODI”) responder rate, both on an Intent-To-Treat (“ITT”) basis. In the DREAM U.S. pivotal study, 115 patients received the Genio® implant and were included in the safety analysis. These patients had a mean AHI of 28.0, mean ODI of 27.0 and mean body mass index of 28.5 at baseline. At 12 months, 73 subjects were determined to be AHI responders, per the Sher criteria, resulting in an ITT AHI responder rate of 63.5% (p=0.002), and 82 subjects were determined to be ODI responders, resulting in an ODI responder rate of 71.3% (p<0.001). Safety results were in line with other neuromodulation therapies, with 11 serious adverse events (“SAEs”) in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related, and there were three explants.

The information included under the heading “DREAM U.S. Pivotal Study” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233 and 333-269410) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Releases

On September 27, 2024, the Company issued two press releases, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Additionally, on September 27, 2024, the Company issued a press release announcing that data from its DREAM U.S. pivotal study were presented in an oral session at the ISSS 2024 Educational Update. A copy of the press release is attached hereto as Exhibit 99.3.

The information in the attached Exhibits 99.1. 99.2 and 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated September 27, 2024
99.2	Press Release, dated September 27, 2024
99.3	Press Release, dated September 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: September 27, 2024	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer